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Exhibit (d)(4)

EXECUTION VERSION

CONFIDENTIAL
June 15, 2011

Senior Credit Facility
Commitment Letter

DG FastChannel, Inc.
750 W. John Carpenter Freeway, Suite 700
Irving, Texas 75039

Attention: Omar Choucair

Ladies and Gentlemen:

        Reference is made to that certain Credit Agreement dated as of May 2, 2011, among DG FastChannel, Inc., a Delaware corporation (the "Borrower" or "you"), JPMorgan Chase Bank, National Association ("JPMCB"), as administrative agent (in such capacity, the "Administrative Agent"), and the financial institutions party thereto, as lenders (the "Existing Lenders") (the "Credit Agreement") consisting of a $150,000,000 revolving credit facility (the "Existing Revolving Facility"). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement. This Commitment Letter (this "Commitment Letter") amends and restates in its entirety the commitment letter, dated as of June 13, 2011, by and between you, JPMCB and J.P. Morgan Securities LLC ("JPMorgan").

        You have informed JPMCB, JPMorgan, Bank of America, N.A. ("Bank of America") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS", and, together with JPMorgan, JPMCB and Bank of America, the "Commitment Parties", "us" or "we") that you intend to merge with (the "Acquisition"), through a to-be-formed wholly-owned subsidiary (the "MergerSub"), MediaMind Technologies Inc. (the "Target") pursuant to the terms and conditions set forth in an Agreement and Plan of Merger to be entered into among you, Merger Sub and the Target (the "Merger Agreement"). In connection with the Acquisition, you desire to amend the Credit Agreement to (i) permit the Acquisition of the Target, (ii) provide for a $490,000,000 Term Loan B facility (the "Term B Facility") and to either (A) reduce the Existing Revolving Facility to $100,000,000 or (B) refinance the outstanding amounts drawn under the Existing Revolving Facility with the proceeds of the Term B Facility and a new revolving credit facility in the amount of $100,000,000 and to terminate the commitments of the Existing Lenders under the Existing Revolving Facility (as such Existing Revolving Facility is so reduced or replaced, the "Revolving Facility" and, together with the Term B Facility, the "Facility") to be used to fund the Acquisition price of the Target and (iii) to make certain other changes thereto relating to such Acquisition and Term B Facility (collectively, the "Proposed Amendments"). The principal terms and conditions of such Proposed Amendments are set forth in the Summary of Terms and Conditions attached hereto as Exhibit A (the "Amendment Term Sheet"). Because such Proposed Amendments will require the consent of all of the Lenders and the structuring, arrangement and syndication of the Term B Facility, you have requested that JPMorgan, JPMCB, Bank of America and MLPFS (i) arrange such amendments and (ii) structure, arrange and syndicate the Term B Facility.

        Subject to the terms hereof, each of JPMCB, JPMorgan, Bank of America and MLPFS respectively, are pleased to advise you of (a) JPMCB's and JPMorgan's agreement to seek approval of the Proposed Amendments from the Existing Lenders and, if such approval is not received from all

Existing Lenders, JPMCB's commitment to provide 55% of the Revolving Facility, (b) if such approval is not received from all Existing Lenders, Bank of America's commitment to provide 45% of the Revolving Facility, (c) JPMCB's agreement that, with respect to any Revolving Commitments held by it as of the date of the consummation of the Acquisition of the Target, JPMCB shall provide its consent to the Proposed Amendments, (d) Bank of America's agreement that, with respect to any Revolving Commitments held by it as of the date of the consummation of the Acquisition of the Target, Bank of America shall provide its consent to the Proposed Amendments, (e) JPMCB's commitment to provide 55% of the Term B Facility, in each case upon the terms and subject to the conditions set forth or referred to in this Commitment Letter, the Fee Letter and in the Amendment Term Sheet, and (f) Bank of America's commitment to provide 45% of the Term B Facility, in each case upon the terms and subject to the conditions set forth or referred to in this Commitment Letter, the Fee Letter and in the Amendment Term Sheet. The commitments of JPMCB and Bank of America are several, and not joint. To effect the Proposed Amendments, we anticipate amending and restating the Credit Agreement to effect the changes in the Amendment Term Sheet and any other changes to the Credit Agreement that are appropriate for a financing such as this (the "Amended and Restated Credit Agreement"). Although the Amendment Term Sheet describes the proposed general terms and conditions of the Proposed Amendments to the Credit Agreement, its terms are not all-inclusive.

        It is agreed that JPMCB will act as the sole and exclusive Administrative Agent and that each of JPMorgan and MLPFS will act as a joint lead arranger and joint bookrunner for the Amended and Restated Credit Agreement (each, in such capacities, a "Joint Lead Arranger"), with JPMorgan receiving "lead left" placement on all marketing and other documentation used in connection with the Facility. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation will be paid to any other Lenders (other than that expressly contemplated by the Amended and Restated Credit Agreement, the Amendment Term Sheet and the Fee Letter referred to below) in connection with the Facility unless you and we shall so agree. In addition, you agree that no fees that are greater than the fees payable to the Joint Lead Arrangers pursuant to the Fee Letter referred to below (on a pro rata basis) shall be paid to any other Lender unless the fees under the Fee Letter are increased to match such greater fees (on a pro rata basis).

        We intend to syndicate the entire amount of the Facility to the Existing Lenders and to a group of financial institutions that are not party to the existing Credit Agreement (the "Proposed Lenders" and, collectively with the Existing Lenders, the "Lenders") identified by us in consultation with, and reasonably acceptable to, you. The Joint Lead Arrangers intend to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree actively to assist the Joint Lead Arrangers in completing a syndication satisfactory to it and to you. Such assistance shall include (a) your using commercially reasonable efforts, but in all instances prior to the effective date of the Amended and Restated Credit Agreement (the "Closing Date"), subject to, and not in contravention of, the terms of the Merger Agreement, to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between your senior management and advisors and the prospective Lenders at mutually agreeable times and locations, (c) the hosting, with the Joint Lead Arrangers, of one general meeting of Lenders in New York City at least 20 days prior to the Closing Date and "one-on-one" meetings with individual Lenders at mutually agreeable times and locations and (d) as set forth in the next paragraph, assistance in the preparation of materials to be used in connection with the syndication (the "Information Materials").

        You will assist (and will use your commercially reasonable efforts to cause the Target to assist (which such assistance at all times prior to the Closing Date shall be subject to, and not in contravention of, the terms of the Merger Agreement)) us in preparing customary Information Materials as we may reasonably request, including but not limited to a Confidential Information Memorandum (a "Confidential Information Memorandum") and lender slides, for distribution to prospective Lenders. Before distribution of any Information Materials, you agree to execute and deliver to us a letter in which you authorize distribution of the Information Materials to a prospective Lender's employees.

        The Joint Lead Arrangers will, in consultation with you (and subject to Proposed Lenders being reasonably acceptable to you as referred to in the fifth paragraph hereof), manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting as Joint Lead Arrangers, JPMorgan and MLPFS will have no responsibility other than to arrange the syndication as set forth herein and shall in no event be subject to any fiduciary or other implied duties. Additionally you acknowledge and agree that, none of the Commitment Parties is advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby, and none of the Commitment Parties shall have any responsibility or liability to you with respect thereto. Any review by the Commitment Parties of you, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Commitment Parties and shall not be on behalf of you.

        To assist the Joint Lead Arrangers in their syndication efforts, you agree promptly to prepare and provide to the Joint Lead Arrangers all information with respect to you, the Target and your respective subsidiaries and the transactions contemplated hereby, including all financial information and projections (together with any budgets, estimates or other forward-looking information, the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Facility. You hereby represent and covenant that (a) all written information other than the Projections and other information of a general economic or industry nature (the "Information") that has been or will be made available to the Commitment Parties by you or any of your representatives, when taken as a whole with other Information furnished contemporaneously therewith, is, and in the case of Information made available after the date hereof, will be, when furnished, taken as a whole, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (giving effect to all supplements and updates thereto) and (b) the Projections that have been or will be made available to the Commitment Parties by you or any of your representatives have been or will be prepared in good faith based upon assumptions and estimates believed by you to be reasonable as of the date of such Projections (it being understood that projections by their nature are inherently uncertain, no assurances are being given that the results reflected in the Projections will be achieved and actual results may vary materially from the Projections). You agree that if at any time prior to the later of the completion of a Successful Syndication (as defined in the Fee Letter) or the Closing Date, any of the representations in the preceding sentence would be incorrect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information and the Projections so that such representations will be correct in all material respects under those circumstances. You understand that in arranging and syndicating the Facility we may use and rely on the Information and Projections without independent verification thereof. You agree that, from the date hereof until the earlier of (a) the date on which a Successful Syndication has been achieved, provided such date shall not be earlier than the Closing Date and (b) the date that is 90 days after the Closing Date, you will not, and you will not permit any of your subsidiaries to, directly or indirectly, (i) syndicate, place, sell or issue, or (ii) attempt or offer to syndicate, place, sell or issue, any competing debt securities or bank financing (other than the Facility) that could reasonably be expected to materially impair the primary syndication of the Facility, without our prior written consent (not to be unreasonably withheld).

        At the request of the Joint Lead Arrangers, you agree to assist in the preparation of a version of each Confidential Information Memorandum or other Information Material (a "Public Version") consisting exclusively of information with respect to you and your affiliates, the Target and its subsidiaries and the Acquisition that is either publicly available or not material with respect to you and your affiliates, the Target and its subsidiaries, any of your or their respective securities or the Acquisition for purposes of United States federal and state securities laws for use with a wholly private company (such information, "Non-MNPI"). Such Public Versions, together with any other information prepared by you or the Target or your or its affiliates or representatives and conspicuously marked "Public" (collectively, the "Public Information"), which at a minimum means that the word "Public" will appear prominently on the first page of any such information, may be distributed by us to prospective Lenders who have advised us that they wish to receive only Non-MNPI ("Public Side Lenders"), and you shall be deemed to have authorized the Public Side Lenders to treat such Public Versions and such marked information as containing Non-MNPI. You acknowledge and agree that, in addition to Public Information, (a) drafts and final definitive documentation with respect to the Facility, (b) administrative materials prepared by the Joint Lead Arrangers for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda) and (c) notifications of changes in the terms of the Facility may be distributed to Public Side Lenders. You acknowledge that Joint Lead Arranger public-side employees and representatives who are publishing debt analysts may participate in any meetings held pursuant to clause (c) of the fifth paragraph hereof; provided that such analysts shall not publish any information obtained from such meetings (i) until the syndication of the Facility has been completed upon the making of allocations by the Joint Lead Arrangers and the Joint Lead Arrangers freeing the Facility to trade or (ii) in violation of any confidentiality agreement between you and the Joint Lead Arrangers.

        In connection with our distribution to prospective Lenders of any Confidential Information Memorandum and, upon our request, any other Information Materials, you will execute and deliver to us a customary authorization letter authorizing such distribution and, in the case of any Public Version thereof, representing that it only contains Non-MNPI. Each Confidential Information Memorandum will be accompanied by a disclaimer exculpating you from liability arising under federal securities law and exculpating us with respect to any use thereof and of any related Information Materials by the recipients thereof.

        As consideration for the Commitment Parties' commitment hereunder and the Joint Lead Arrangers' agreement to perform the services described herein, you agree to pay to the Commitment Parties the nonrefundable fees set forth in Exhibit A to the Amendment Term Sheet and in the Fee Letter dated the date hereof and delivered herewith (the "Fee Letter") as and to the extent due and payable.

        Each Commitment Party's commitments and agreements hereunder are subject to the conditions set forth in this paragraph and the following paragraph, in Exhibit B and in Exhibit A under the heading "CERTAIN CONDITIONS—Initial Conditions". Notwithstanding anything in this Commitment Letter, the Fee Letter or the Loan Documentation (as defined in Exhibit A) to the contrary, (a) the only representations relating to the Borrower and its subsidiaries and the Target and its subsidiaries and their respective businesses the accuracy of which shall be a condition to availability of the Facility on the Closing Date shall be (i) such of the representations made by the Target in the Merger Agreement as are material to the interests of the Lenders, but only to the extent you have the right to terminate your obligations under the Merger Agreement as a result of a breach of such representations in the Merger Agreement (the "Merger Agreement Representations") and (ii) the Specified Representations (as defined below) made by the Borrower in the Loan Documentation (it being understood and agreed that, to the extent any of the Specified Representations are qualified or subject to "material adverse effect" (or an equivalent term), for purposes of the making of such Specified Representations as of the Closing Date (or a date prior thereto), the definition of "material adverse effect" (or such equivalent term) shall be "Target Material Adverse Effect"), and (b) the terms of the Loan Documentation shall be in a form such that they do not impair availability of the Facility on the Closing Date if the conditions set forth in this paragraph and the immediately following paragraph are satisfied (it being understood that, to the extent any collateral (including the grant or perfection of any security interest) referred to in the Amendment Term Sheet is not or cannot be obtained or provided on the Closing Date (other than the grant and perfection of security interests (i) in any assets located in any state of the United States with respect to which a lien may be perfected solely by the filing of a financing statement under the Uniform Commercial Code or (ii) in capital stock with respect to which a lien may be perfected by the delivery of a stock certificate, provided that you shall have no obligation to certificate capital stock that is permitted by applicable law or charter to be uncertificated and has not heretofore been certificated) after your use of commercially reasonable efforts to do so without undue burden or expense, then the provision of such collateral shall not constitute a condition precedent to the availability of the Facility on the effective date, but may instead be provided after the effective date pursuant to arrangements to be mutually agreed). For purposes hereof, "Specified Representations" means the representations and warranties contained in the Credit Agreement (to the extent modified by the Amended and Restated Credit Agreement) relating to: (i) corporate existence and good standing in the jurisdiction of incorporation; (ii) corporate power and authority to enter into and perform the Loan Documentation and consummate the Acquisition; (iii) due authorization, execution and delivery of, and enforceability of, the Loan Documentation; (iv) effectiveness, validity and perfection of first priority liens under the security documents (subject to the limitations set forth in the preceding sentence); (v) use of proceeds; (vi) solvency as of the Closing Date (after giving effect to the Acquisition) of the Borrower and its subsidiaries on a consolidated basis; (vii) Federal Reserve margin regulations; and (viii) the Investment Company Act. Notwithstanding anything in this Commitment Letter or the Fee Letter to the contrary, the only conditions to availability of the Facility on the Closing Date (other than those set forth in this paragraph and the next paragraph) are set forth (i) under the heading "CERTAIN CONDITIONS—Initial Conditions" in Exhibit A and (ii) in Exhibit B. This paragraph and the next paragraph, and the provisions herein and therein, shall be referred to as the "Limited Conditionality Provision".

        Each Commitment Party's commitments and agreements hereunder are further subject to (a) since December 31, 2010, there not having occurred a Target Material Adverse Effect (as defined in the Merger Agreement) (a "Target Material Adverse Effect"), and (b) the payment of all fees and expenses required under the Fee Letter and this Commitment Letter.

        You agree to indemnify the Commitment Parties and their respective affiliates and their respective officers, directors, employees, advisors, and agents (each, an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, penalties, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) this Commitment Letter, the Amendment Term Sheet, the Fee Letter, or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto or the parties to any other Loan Documentation of their respective obligations hereunder or thereunder or in respect of the Acquisition or any other transactions contemplated hereby or thereby, (ii) the Facility or the use of the proceeds therefrom (including any letters of credit issued thereunder), or (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, penalties, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee. In addition to the foregoing, you agree to pay all reasonable out-of-pocket expenses incurred by the Commitment Parties and their respective affiliates, including the reasonable fees, charges and disbursements of one transaction counsel and one local counsel for each relevant jurisdiction, in each case, for the Commitment Parties and such respective affiliates, in connection with the syndication of the credit facilities provided for herein, the preparation and administration of the Commitment Letter, the Amendment Term Sheet, the Fee Letter, and the Loan Documentation and any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated).

        This Commitment Letter shall not be assignable by you without the prior written consent of each of the Commitment Parties (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each of the Commitment Parties. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or other electronic transmission (including PDF) shall be effective as delivery of manually executed counterpart hereof. This Commitment Letter is intended to be solely for the benefit of the parties hereto and the indemnified persons and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. THIS COMMITMENT LETTER, THE AMENDMENT TERM SHEET AND THE FEE LETTER SET FORTH THE ENTIRE UNDERSTANDING OF THE PARTIES HERETO WITH RESPECT THERETO AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES WITH RESPECT THERETO. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES WITH RESPECT TO THE FACILITY.

        This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York; provided, however, that the interpretation of the definition of Target Material Adverse Effect and/or whether a Target Material Adverse Effect shall have occurred shall be construed in accordance with the laws of the State of Delaware without regard to conflict of law principles that would result in the application of the laws of another jurisdiction. You consent to the exclusive jurisdiction and venue of the state or federal courts located in the City of New York. Each party hereto irrevocably waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in any legal proceeding arising out of or relating to this Commitment Letter, the Fee Letter, the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory) or the performance of services hereunder and (b) any objection that it may now or hereafter have to the laying of venue of any such legal proceeding in the state or federal courts located in the City of New York. Each party hereto irrevocably waives, to the fullest extent permitted by applicable law, trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of this Commitment Letter, the Fee Letter, the transactions contemplated hereby or thereby or the performance of services hereunder.

        Each of the Commitment Parties hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Publ. L. 107-56 (signed into law October 26, 2001) (the "Act"), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow each Commitment Party and each Lender to identify you in accordance with the Act.

        This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Amendment Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) as may be required by the rules, regulations, schedules and forms of the Securities and Exchange Commission in connection with any filings made with the Securities and Exchange Commission in connection with the Transactions, (b) in any legal, judicial or administrative proceeding or as otherwise required by law, compulsory legal process or regulation or as requested or required by any governmental or regulatory authority or legislative body or committee (in which case you agree, to the extent not prohibited by law, to inform us promptly thereof), or (c) to your officers, agents and advisors who are directly involved in the consideration of this matter and for whom you shall be responsible for any breach by any one of them of this confidentiality undertaking, or on a confidential basis to those of the Target and its subsidiaries and the Target itself (provided that any such disclosure of the Fee Letter or its terms or substance shall be redacted in a manner satisfactory to the Commitment Parties).

        Each of the Commitment Parties agrees to maintain the confidentiality of the Information, except that Information may be disclosed (a) to its and its affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Commitment Letter, (e) in connection with the exercise of any remedies hereunder or under any of the Loan Documentation or any suit, action or proceeding relating to this Commitment Letter or any of the Loan Documentation, or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this paragraph, to any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to you and your obligations, (g) with your consent, (h) to prospective lenders or any rating agency or as is otherwise required in connection with the syndication, or (i) to the extent such Information (1) becomes publicly available other than as a result of a breach of this paragraph or (2) becomes available to any of the Commitment Parties or any of their affiliates on a nonconfidential basis from a source other than you. Any person required to maintain the confidentiality of Information as provided in this paragraph shall be considered to have complied with its obligation to do so if such person has exercised the same degree of care to maintain the confidentiality of such Information as such person would accord to its own confidential information. The obligations of the Commitment Parties set forth in this paragraph shall terminate upon the execution and delivery of the Loan Documentation and be superseded by the relevant terms and provisions therein.

        You acknowledge that the Commitment Parties and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. None of the Commitment Parties will use confidential information obtained from you by virtue of the transactions contemplated by this letter or their other relationships with you in connection with the performance by the Commitment Parties of services for other companies, and none of the Commitment Parties will furnish any such information to other companies. You also acknowledge that the Commitment Parties have no obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other companies.

        We may place advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of information on the Internet or worldwide web as we may reasonably choose, and circulate similar promotional materials, after the closing of the Facility in the form of a "tombstone" or otherwise describing the names of you and your affiliates (or any of them), and the amount, type and Closing Date and other information, in form and substance reasonably determined by us in consultation with you, all at our expense.

        The compensation, reimbursement, indemnification, conflict of interest, syndication (including the information provisions as they relate to syndication), governing law and forum and waiver of jury trial provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive Loan Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or JPMCB's commitment hereunder; provided that your obligations under this Commitment Letter (but not the Fee Letter), other than your obligations with respect to indemnification, confidentiality and syndication (including the information provisions as they relate to syndication), shall automatically terminate and be superseded by the provisions of the Credit Facility Documentation upon the effectiveness thereof, and you shall automatically be released from all liability in connection therewith at such time.

        In order to enable the Commitment Parties to bring relevant expertise to bear on their engagements under this agreement from among their global affiliates, you agree that they may perform the services contemplated hereby in conjunction with their affiliates, and that any such affiliate performing services hereunder shall be entitled to the benefits and subject to the terms of this agreement (including the confidentiality provisions hereof). You also agree that any Commitment Party may at any time and from time to time assign all or any portion of their commitments hereunder to one or more of its affiliates; provided that any such assignment prior to the Closing Date shall not relieve such Commitment Party of its obligation to fund on the Closing Date the portion of its commitments so assigned to the extent such assignee of such Commitment Party fails to do so.

        If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Amendment Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., New York City time, on June 16, 2011. The Commitment Parties' commitments and the Joint Lead Arrangers' agreements herein will expire at such time in the event the Joint Lead Arrangers have not received such executed counterparts in accordance with the immediately preceding sentence. In the event that the initial borrowing under the Amended and Restated Credit Agreement does not occur on or before the Expiration Date defined below, then this Commitment Letter and the commitments hereunder shall automatically terminate unless we shall, in our sole discretion, agree to an extension. "Expiration Date" means the earliest of (i) the first Friday following the date that is six months after the date the Merger Agreement is entered into, (ii) the closing of the Acquisition without the funding of the Facility, and (iii) your termination, or the due and valid termination by the Target, of the Merger Agreement prior to closing of the Acquisition.

        The Commitment Parties are pleased to have been given the opportunity to assist you in connection with this important financing.

[Signature Page Follows]

Very truly yours,
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION
By:	/s/ CHAD SMITH
	Name:	Chad Smith
	Title:	Managing Director
J.P. MORGAN SECURITIES LLC
By:	/s/ JOHN STUCKER
	Name:	John Stucker
	Title:	Executive Director
BANK OF AMERICA, N.A.
By:
Name:
Title:
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:
Name:
Title:

Signature Page to Commitment Letter

Very truly yours,
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION
By:
Name:
Title:
J.P. MORGAN SECURITIES LLC
By:
Name:
Title:
BANK OF AMERICA, N.A.
By:	/s/ SCOTT TOLCHIN
	Name:	Scott Tolchin
	Title:	Managing Director
MERRILL LYNCH PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ SCOTT TOLCHIN
	Name:	Scott Tolchin
	Title:	Managing Director

Signature Page to Commitment Letter

Accepted and agreed to as of the date first written above by:
DG FASTCHANNEL, INC.
By:	/s/ SCOTT K. GINSBURG
	Name:	Scott K. Ginsburg
Title:

Signature Page to Commitment Letter

 Exhibit A

$590,000,000 CREDIT FACILITY

Summary of Terms and Conditions

June 15, 2011

Borrower:	Same as the Credit Agreement
Guarantors/Collateral:	Subject to the Limited Conditionality Provision, to be the same as the Credit Agreement, but including the Target and its subsidiaries on substantially the same terms as the Credit Agreement.
Administrative Agent:	Same as the Credit Agreement.
Joint Lead Arrangers:	J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated
Revolving Facility:	$100 million on substantially the same terms as the Credit Agreement (including, without limitation, Letter of Credit Sub-limit and Swingline Loan Sub-limit in amounts to be agreed).
Maturity Date of Revolving Facility:	5 years after the Closing Date of the Amended and Restated Credit Agreement.
Term B Facility:	$490 million, to be funded in one draw on the Closing Date, with an original issue discount of 99.5%.
Amortization of Term B Facility:	1.0% per annum of the original principal amount of the Term Facility, with the balance payable on the seventh anniversary of the Closing Date.
Maturity Date of Term B Facility:	7 years after the Closing Date of the Amended and Restated Credit Agreement.
Mandatory Prepayment of Term B Facility:	Subject to customary thresholds, reinvestment rights, carveouts and baskets to be agreed upon:
100% of proceeds from post-closing debt issuances by the Borrower or any of its subsidiaries;
100% of proceeds of sales of assets; and

50% of excess cash flow (with step-downs to 25% and 0% based on the Total Leverage Ratio); provided, that any voluntary prepayments of loans (including Revolving Loans to the extent commitments are permanently reduced by the amount of such prepayments) shall be credited against excess cash flow payment obligations on a dollar-for-dollar basis.

Optional Prepayments:

Optional prepayments of borrowings under the Facility and optional reductions of the unutilized portion of the commitments under the Facility will be permitted at any time, in minimum principal amounts to be agreed upon, without premium or penalty.

Exhibit A
1

Accordion:

Same terms as set forth under the existing Credit Agreement except any increase in the Facility pursuant to the accordion may be for an aggregate principal amount of up to $200,000,000, provided, that, after giving effect to any increase in the Facility pursuant to the accordion (i) neither JPMCB's nor Bank of America's commitment under the Revolving Facility will exceed $30,000,000, and (ii) the aggregate commitments under the Revolving Facility will not exceed (x) $150,000,000 on the Closing Date and (y) $200,000,000 after the Closing Date.

Applicable Margin:	Replace the existing grid for the Applicable Margin with the following:

Level	Consolidated Total Leverage Ratio	Term Loan ABR Spread	Term Loan Eurodollar Spread	Revolving Loan ABR Spread	Revolving Loan Eurodollar Spread
Level I	≥ 3.25 to 1.00	2.50%	3.50%	2.00%	3.00%
Level II	≥ 2.50 to 1.00 but < 3.25 to 1.00	2.50%	3.50%	1.75%	2.75%
Level III	≥1.75 to 1.00 but < 2.50 to 1.00	2.50%	3.50%	1.50%	2.50%
Level IV	≥1.25 to 1.00 but < 1.75 to 1.00	2.50%	3.50%	1.25%	2.25%
Level V	< 1.25 to 1.00	2.50%	3.50%	1.00%	2.00%

        Prior to the initial delivery of quarterly financial statements under the Amended and Restated Credit Agreement, "Level II" above shall apply. The Term Loans are subject to a LIBOR floor of 1.25% and an ABR floor of 2.25%.

Facility Fee Rate (unused line fee):	0.50%.
Letter of Credit Fronting Fee:	0.125% per annum of the maximum amount available to be drawn under such Letter of Credit payable to the Issuing Bank for its own account quarterly in arrears.
Representations and Warranties:

Subject to the Limited Conditionality Provision, same as the Credit Agreement, but including the Target and its subsidiaries and including incremental flexibility under certain carveouts as may be agreed after giving due regard to changes resulting from the consummation of the Acquisition; provided, however, that on the Closing Date such Representations and Warranties will be limited to the Merger Agreement Representations and the Specified Representations.

Affirmative Covenants:

Subject to the Documentation Principles, same as the Credit Agreement, but including the Target and its subsidiaries and, as long as the Term B Facility is outstanding, including provision of 1-year projections on an annual basis and maintenance of a corporate rating and a credit facility rating (but, for the avoidance of doubt, not specific ratings levels) with each of Standard & Poor's Financial Services LLC ("S&P") and Moody's Investor Service, Inc. ("Moody's").

Exhibit A
2

Negative Covenants

Subject to the Documentation Principles, same as the Credit Agreement, but including the Target and its subsidiaries and including incremental flexibility with respect to carveouts, qualifications, baskets and thresholds as may be agreed after giving due regard to changes resulting from the consummation of the Acquisition.

Financial Covenants:	Maintenance of maximum Total Leverage Ratio of 3.75 to 1.00 with step-downs to be agreed and minimum Fixed Charge Coverage Ratio of 1.50 to 1.00.
Documentation Principles:

The definitive documentation governing or evidencing the Facility shall contain only those terms and conditions to borrowing, representations, warranties, covenants and events of default expressly set forth in the Credit Agreement and this Amendment Term Sheet. It is understood and agreed that (other than the terms and provisions specifically related to the Term B Facility which shall be negotiated in good faith and be consistent with this Amendment Term Sheet and the terms and provisions specifically referenced in the Commitment Letter and the Fee Letter and as otherwise expressly provided for herein) the terms and provisions of the Amended and Restated Credit Agreement shall be the same as the conditions, terms and provisions of the Credit Agreement, but to the extent any changes thereto are reasonably requested by the Joint Lead Arrangers, such changes shall be negotiated in good faith by the parties giving due regard to the then prevailing market conditions (such terms and provisions being referred to collectively as the "Documentation Principles").

Events of Default:	Subject to the Documentation Principles, same as the Credit Agreement, but including the Target and its subsidiaries.
Initial Conditions:

The availability of the Facilities on the effective date will be subject only to (a) the conditions precedent set forth in paragraphs 12 and 13 of the Commitment Letter and in Exhibit B and (b) the accuracy in all material respects (and in all respects if qualified by materiality) of the representations and warranties in the definitive documentation for the Facility (the "Loan Documentation") (to the extent provided in and subject to the Limited Conditionality Provision).

On-Going Conditions	Substantially similar to the Credit Agreement, but including the Target and its subsidiaries, and others that are usual and customary for transactions of this type.

Exhibit A
3

 Exhibit B

PROJECT ORCHARD

Conditions

        The availability of the Facility shall be subject to the satisfaction of only the following conditions (but in all respects subject to the Limited Conditionality Provision). Capitalized terms used but not defined herein have the meanings set forth in the Commitment Letter to which this Exhibit B is attached and in Exhibit A thereto.

        1.     Each party thereto shall have executed and delivered the Loan Documentation on terms consistent with the Commitment Letter and otherwise reasonably satisfactory to both the Loan Parties and the Joint Lead Arrangers (but in all respects subject to the Limited Conditionality Provision), and the Joint Lead Arrangers shall have received:

  a.
  customary closing certificates and legal opinions; and

  b.
  a certificate from the chief financial officer of the Borrower, in form and substance reasonably acceptable to the Joint Lead Arrangers, certifying that the Borrower and its subsidiaries, on a consolidated basis after giving effect to the Acquisition and the other transactions contemplated hereby, are solvent.

        2.     On the Closing Date, after giving effect to the Acquisition, the Borrower and its subsidiaries shall have outstanding no indebtedness for borrowed money (or direct or indirect guarantee or other credit support in respect thereof) other than (a) the indebtedness in respect of the Facility, (b) other indebtedness permitted to be incurred in compliance with or as contemplated by the Merger Agreement, (c) indebtedness permitted under the Credit Agreement and (d) such other limited indebtedness to be mutually agreed. The terms of the Merger Agreement (including all exhibits, schedules, annexes and other attachments thereto and other agreements related thereto) and all related documents shall be reasonably satisfactory to the Joint Lead Arrangers (it being agreed that the execution version of the Merger Agreement provided to the Joint Lead Arrangers on June 15, 2011 (the "Approved Draft") is satisfactory to the Joint Lead Arrangers). The Acquisition shall be consummated pursuant to the Merger Agreement, substantially concurrently with the initial funding of the Facility, and no provision of the Approved Draft shall have been amended or waived, and no consent shall have been given thereunder, in each case in any manner materially adverse to the interests of the Joint Lead Arrangers or the Lenders without the prior written consent of the Joint Lead Arrangers.

        3.     The closing of the Facility shall have occurred on or before the Expiration Date.

        4.     The Joint Lead Arrangers shall have received (a) audited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of each of the Borrower and its subsidiaries and the Target and its subsidiaries, in each case for the three most recently completed fiscal years ended at least 90 days before the Closing Date and (b) unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of each of the Borrower and its subsidiaries and the Target and its subsidiaries, in each case for each subsequent fiscal quarter ended at least 45 days before the Closing Date or, in the case of the fourth fiscal quarter, for the twelve-month period ending on the last day of the fourth fiscal quarter ended at least 90 days before the Closing Date.

        5.     The Joint Lead Arrangers shall have received a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Borrower and its subsidiaries as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date or, in the case of the fourth fiscal quarter, for

Exhibit B
1

the twelve-month period ending on the last day of the fourth fiscal quarter ended at least 90 days before the Closing Date, in each case, prepared after giving effect to the Acquisition as if the Acquisition had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income).

        6.     The Lenders shall have received, at least 5 days prior to the effective date, all documentation and other information required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including the PATRIOT Act; provided that any requests for such information shall have been received by the Borrower at least ten days prior to the specified due date for receipt of such information.

        7.     All fees and expenses due to the Joint Lead Arrangers and the Lenders on or prior to the Closing Date shall have been paid or shall have been authorized to be deducted from the proceeds of the initial fundings under the Facility, to the extent invoiced at least two business days prior to the Closing Date.

        8.     Subject to the Limited Conditionality Provision, all documents required to create and perfect the Administrative Agent's first priority security interest (subject to liens permitted under the Loan Documentation) in the Collateral under the Facility shall have been taken.

        9.     The Joint Lead Arrangers (a) shall have received one or more customary confidential information memoranda and other marketing material customarily used for the syndication of the Facility and (b) shall have been afforded a minimum marketing period of 20 consecutive business days commencing upon the delivery of required financial and marketing materials (with certain black out periods), to syndicate the Facility.

        10.   Within 10 business days of the public announcement of the Acquisition, the Facility and the other transactions contemplated by this Commitment Letter, the Borrower shall have made a customary management presentation to each of Standard & Poor's Financial Services LLC and Moody's Investor Service, Inc. and made a formal request to each of them to obtain a credit rating for the Facility.

Exhibit B
2

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  Exhibit (d)(4)
Exhibit A
Exhibit B